November 21, 2019

Anne Lloyd
Interim Chief Financial Officer
James Hardie Industries plc
Europa House, Second Floor
Harcourt Centre
Harcourt Street, Dublin 2, D02 WR20, Ireland

       Re: James Hardie Industries plc
           Form 20-F for the Year Ended March 31, 2019
           Filed May 21, 2019
           Form 20-F/A for the Year Ended March 31, 2019
           Filed August 8, 2019
           File No. 001-15240

Dear Ms. Lloyd:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F/A for the Year Ended March 31, 2019

Controls and Procedures, page 1

1. We note that you amended your Form 20-F to include additional disclosures to indicate the scope of your assessment of the effectiveness of internal control over financial reporting for the fiscal year ended March 31, 2019 did not include the operations of
      Fermacell. Given the revisions to your Form 20-F, please address the following:
        Please help us understand why Management's Report on Internal Control
Over
           Financial Reporting and the Opinion on Internal Control Over Financial Reporting
           from your independent auditor in your Form 20-F filed on May 21, 2019 did not include this disclosure;
        Please help us understand the specific facts and circumstances that occurred after
 Anne Lloyd
James Hardie Industries plc
November 21, 2019
Page 2
              your initial filing that resulted in you amending your Form 20-F on August 8, 2019, including how you identified the omission of this disclosure in your Form 20-F;
              In your amended Form 20-F you conclude that your disclosure controls and procedures were effective as of March 31, 2019. Please explain to us how you considered the definition of disclosure controls and procedures provided in Rule 13a-
              15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.
              Please explain to us how and why you concluded your disclosure controls and procedures are effective in light of the previously omitted disclosures; and
              Please explain to us how you re-evaluated whether your internal control over financial reporting was effective as of March 31, 2019.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at
202-551-
3709 with any questions.



FirstName LastNameAnne Lloyd                                  Sincerely,
Comapany NameJames Hardie Industries plc
                                                              Division of
Corporation Finance
November 21, 2019 Page 2                                      Office of
Manufacturing
FirstName LastName